EXHIBIT 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
The Aristotle Corporation:

Under date of February 28, 2006, we reported on the consolidated balance sheets of The Aristotle Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings, and cash flows for each of the years in the three-year period ended December 31, 2005, as contained in the annual report on Form 10-K for the year 2005. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Milwaukee, Wisconsin
February 28, 2006

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

DESCRIPTION	BALANCE AT BEGINNING OF PERIOD		CHARGED TO COSTS AND EXPENSES		CHARGED TO OTHER ACCOUNTS (a)		DEDUCTIONS		BALANCE AT END OF PERIOD	
Allowance for doubtful receivables										
Year ended December 31,										
2003	$	524,000	$	107,000	$	-	$	(144,000) (b)	$	487,000
2004	$	487,000	$	79,000	$	-	$	(34,000) (b)	$	532,000
2005	$	532,000	$	84,000	$	-	$	(102,000) (b)	$	514,000
Inventory reserves										
Year ended December 31,										
2003	$	1,114,000	$	308,000	$	-	$	(373,000) (b)	$	1,049,000
2004	$	1,049,000	$	386,000	$	-	$	(137,000) (b)	$	1,298,000
2005	$	1,298,000	$	401,000	$	-	$	(386,000) (b)	$	1,313,000

(a) Allowance for doubtful receivables and inventory reserves acquired in acquisitions.
(b) Includes write-offs of trade accounts receivable, net of recoveries of amounts previously written-off and write-offs of obsolete inventory.